UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C.20549	SEC FILE NUMBER 333-132107
FORM 12b-25	CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check One):  ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K    ☐Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________________________________________________________

PART I – REGISTRANT INFORMATION
KaChing KaChing, Inc.
Full Name of Registrant

Former Name if Applicable
750 Coronado Circle Drive, Suite 120
Address of Principal Executive Office (Street and Number)
Henderson, Nevada 89052
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to compile certain information in order to file a timely and accurate report mainly due to the incorporation of the ShoptoEarth acquisition  into the audited financial statements and also accounting issues related to its derivatives issued during the current fiscal year. These items have precluded the Registrant from being able to complete its financial statements by the Form 10-K filing deadline.  Accordingly, the Registrant requires additional time to complete its Form 10-K.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark Noffke	(702)	589.7555
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☒  Yes  ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒  Yes  ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues have increased from for the comparable figures of $243,783for the twelve month period ended December 31, 2009 to approximately $1,350,000 for the twelve month period ended December 31, 2010.  The net loss has increased from $181,312 for the twelve months ended December 31, 2009 to a net loss of approximately $8,300,000 for the twelve month ended period December 31, 2010. The Company incurred approximately $4,000,000 of  net losses in the 2010 period  as a result of accounting adjustments related to discounts and derivatives on securities, the balance of the variance is attributable to increase in operating costs as the revenues begin to ramp up.
________________________________________________________________________

                   KaChing KaChing, Inc. .
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2010	By:	/s/ Mark V Noffke
Mark V Noffke, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.